Filed Pursuant to Rule 424(b)(5)
Registration No. 333-128219
The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated October 20, 2005
PROSPECTUS SUPPLEMENT
(To Prospectus dated September 27, 2005)
$300,000,000
PPL Energy Supply, LLC
% REset Put Securities (“REPSSM”) Due 2035*
Our      % REset Put Securities Due 2035 (the “REPS”) constitute a series of our debt securities described in the accompanying prospectus. Interest on the REPS will be payable on April 15 and October 15 of each year, commencing April 15, 2006. The REPS will mature on October 15, 2035, and will not be redeemable prior to maturity. However, the REPS will be required to be put by existing holders on October 15, 2015, or, if such day is not a Business Day, the next succeeding Business Day (such date, the “Remarketing Date”), as described in this prospectus supplement, either for purchase and remarketing by the Remarketing Dealer, as described herein, or for repurchase by us. In either event, you will be required to sell your REPS on the Remarketing Date.
Investing in the REPS involves certain risks. See “Risk Factors” beginning on page 2 of the accompanying prospectus.
These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Underwriting
	Price to	Discounts and	Proceeds, Before
	Public(1)	Commissions	Expenses, to Us(1)(2)

Per REPS	%	%	%
Total	$	$	$

(1)	Plus accrued interest, if any, from the date of issuance.
(2)	Includes consideration for the REPS payable by the Remarketing Dealer for the right to serve as Remarketing Dealer.

*REPS is a service mark of Morgan Stanley & Co. Incorporated

The underwriters expect to deliver the REPS to the purchasers in book-entry form through the facilities of The Depository Trust Company on or about October      , 2005.
Joint Book-Running Managers

MORGAN STANLEY	BARCLAYS CAPITAL	UBS INVESTMENT BANK

BNP PARIBAS	HSBC
The date of this prospectus supplement is October      , 2005.

Prospectus Supplement
Prospectus
      You should rely on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date after the date of this prospectus supplement.

USE OF PROCEEDS
      We expect to distribute up to approximately $248 million of the net proceeds from the sale of the REPS to our parent corporation, PPL Energy Funding Corporation, for PPL Energy Funding Corporation to repay certain loans made to it by PPL Capital Funding, Inc., and to use the remainder for capital expenditures and/or general corporate purposes. PPL Capital Funding, Inc. will, in turn, apply the funds to the repayment at maturity of its $148 million of outstanding 7.29% Subordinated Notes due May 2006 and its $99 million of outstanding Floating Rate Notes due May 2006. Until the net proceeds are used as described above, they may be used for working capital purposes or invested in short-term investments.
      PPL Energy Funding Corporation is a wholly-owned subsidiary of PPL Corporation and a holding company for PPL Corporation’s deregulated businesses. PPL Capital Funding, Inc. is a wholly-owned financing subsidiary of PPL Corporation.
CAPITALIZATION
      The following table sets forth our historical unaudited consolidated capitalization as of June 30, 2005 on an actual basis and on an as adjusted basis to give effect to the estimated net proceeds of approximately $                     million from the sale by us of the REPS in this offering and the distribution of the net proceeds as described above.
      You should read the information in this table in conjunction with our consolidated financial statements, the notes related thereto and the other financial and operating data incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of June 30, 2005

	Actual	As Adjusted

	(millions of dollars)
Cash and cash equivalents	$167	$167

Short-term debt	$75	$75
Current portion of long-term debt	5	5

Total short-term debt	80	80

Long-term debt	3,652	3,652
Long-term debt payable to affiliates	284	284
REPS offered hereby	—	300

Total long-term debt	3,936	4,236

Member’s equity	4,073	4,073

Total capitalization	$8,089	$8,389

RECENT DEVELOPMENTS
Martins Creek Disposal Basin Leak
      PPL Martins Creek, LLC (“PPL Martins Creek”), one of our indirect, wholly owned subsidiaries, owns and operates the Martins Creek generating facility along the Delaware River in eastern Pennsylvania. The Martins Creek facility includes two 150-megawatt coal-fired generating units and two 835-megawatt oil/gas-fired generating units. In August 2005, a leak from a disposal basin containing fly ash and water used in connection with the operation of the coal-fired generating units caused the discharge of approximately 100 million gallons of water containing ash from the basin onto adjacent roadways and fields and into the Delaware River. The leak has been stopped, and we have determined that the problem was caused by a failure in the disposal basin’s discharge structure.

      We currently are working with the Pennsylvania Department of Environmental Protection (“DEP”) and other appropriate agencies and consultants to assess the extent of the environmental damage caused by the ash in the discharged water and to remediate the damage. Repairs and upgrades to the disposal basin that leaked are nearly complete. We have shut down the coal-fired generating units and intend to place the units back in service and begin using the basin again after completing the repairs and upgrades and obtaining the Pennsylvania DEP’s approval.
      We have completed the clean-up of the adjacent roadways and fields and are continuing to work on the removal of ash from the Delaware River. At this time, we have no reason to believe that there is any danger to human health as a result of the disposal basin leak or its clean-up activities. We continue to carefully monitor river water quality and drinking water from residential wells and the local city water supply. Analyses conducted by an independent laboratory have shown that the area drinking water meets current and prospective federal drinking water standards for the coal ash constituents of concern—arsenic, selenium and mercury. We have been informed by outside experts retained by us that, based on the experts’ biological assessment to be reflected in their pending assessment report, there was no short-term adverse biological impact on the river aquatic life. We currently are developing an assessment plan for any potential long-term impacts.
      In September 2005, PPL Martins Creek received a Notice of Violation (“NOV”) from the Pennsylvania DEP concerning the leak and we have provided a response to the NOV. The Pennsylvania DEP held a formal enforcement conference with us on September 28, 2005 at which our actions to date in response to the leak were discussed, and the Pennsylvania DEP requested various additional information for purposes of determining the appropriate penalty.
      The Delaware Riverkeeper Network, an environmental activist group, has stated that it will seek legal redress. Also, representatives of the Commonwealth of Pennsylvania, the State of New Jersey, the U.S. Fish and Wildlife Service and the National Oceanic and Atmospheric Administration have indicated that they are considering natural resource damage claims under applicable state and federal environmental laws.
      On or about September 21, 2005 we received notice from the Delaware Riverside Conservancy, Inc. and approximately 63 local residents of their intention to file suit against us for alleged violations of numerous state and federal environmental laws resulting from the leak. The notice was given pursuant to provisions in those laws that give citizens the right to act as “private attorneys general” in bringing enforcement actions but require such notice to be given 60 days in advance of their bringing such lawsuits so that the state and federal environmental agencies can have the opportunity to bring enforcement action themselves. If the state or federal agencies do so, then the citizens’ suits may be preempted.
      We have recorded a charge in the third quarter of 2005 of $33 million, or $22 million after-taxes, in connection with the current expected costs relating to the Martins Creek leak. At this time, we cannot predict the final cost of assessment and remediation, the exact nature of any regulatory or other legal actions that may be initiated against us or our subsidiaries as a result of the disposal basin leak, the extent of the fines or damages that may be sought in connection with any such actions, when the coal-fired generating units may be placed back in service or the ultimate financial impact on us. If the costs of remediation exceed our current estimates, if the legal or regulatory costs associated with this matter are substantial, or if the Martins Creek coal-fired generating units remain out of service for an extended period, our business and financial condition may be adversely affected.
DESCRIPTION OF THE REPS
      The following description of the particular terms of the REPS supplements, and to the extent inconsistent, replaces the description of the general terms and provisions of the Debt Securities set forth under “Description of the Debt Securities” in the accompanying prospectus, to which general description reference is made. Capitalized terms used but not defined herein shall have the meanings given to them in the accompanying prospectus, the REPS or the Indenture, as the case may be.

General
      The REPS will be issued as one series of Debt Securities under our Indenture, which is more fully described in the accompanying prospectus.
      The REPS will be issued in fully registered form only, without coupons. The REPS will be initially represented by one or more fully registered global securities (the “Global Securities”) deposited with or on behalf of The Depository Trust Company (“DTC”), as depositary, and registered in the name of DTC or DTC’s nominee. A beneficial interest in a Global Security will be shown on, and transfers or exchanges thereof will be effected only through, records maintained by DTC and its participants, as described below under “—Book-Entry Only Issuance—The Depository Trust Company.” The authorized denominations of the REPS will be $1,000 and any larger amount that is an integral multiple of $1,000. Except in limited circumstances described below, the REPS will not be exchangeable for REPS in definitive certificated form.
      The REPS are initially being offered in the principal amount of $300,000,000. We may, without the consent of the holders of the REPS, increase this principal amount in the future on the same terms and conditions and with the same CUSIP number(s) as the REPS being offered by this prospectus supplement.
Maturity; Interest
      The REPS will mature on October 15, 2035 (the “Stated Maturity Date”) and will bear interest from the date of original issuance at the rate of           % per annum to, but not including, the Remarketing Date. From and after the Remarketing Date, the REPS will bear interest at a new fixed rate per annum (the “New Coupon Rate”), to be determined as described below under “Purchase by Remarketing Dealer; Remarketing— Remarketing Process if REPS are Remarketed.”
      Interest will be payable on April 15 and October 15 of each year (each, an “Interest Payment Date”) commencing April 15, 2006, and at maturity. Subject to certain exceptions, the Indenture provides for the payment of interest on an Interest Payment Date only to persons in whose names the REPS are registered at the close of business on the Regular Record Date, which will be the April 1 or October 1 (whether or not a Business Day), as the case may be, immediately preceding the applicable Interest Payment Date; except that (a) interest payable on the Remarketing Date will be paid to the person to whom the Purchase Price (as defined below) is paid; and (b) interest payable at Maturity will be paid to the person to whom principal is paid. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.
Purchase From Existing Holders Required on Remarketing Date
      The REPS will not be redeemable prior to the Stated Maturity Date, and will not be repayable at the option of the holder prior to the Stated Maturity Date. However, the REPS are subject to automatic purchase or repurchase from existing holders by the Remarketing Dealer or by us on the Remarketing Date as described below.
      Morgan Stanley & Co. International Limited is acting as Remarketing Dealer (the “Remarketing Dealer”) with respect to the REPS. Morgan Stanley & Co. International Limited may assign its rights and obligations as Remarketing Dealer to an affiliate, including Morgan Stanley & Co. Incorporated. The Remarketing Dealer may elect to remarket only the entire aggregate principal amount of the REPS and may not remarket a portion thereof. If the Remarketing Dealer elects to remarket the REPS, (a) the REPS will be subject to purchase by the Remarketing Dealer at 100% of the principal amount thereof (the “Purchase Price”) for remarketing on the Remarketing Date, on the terms and subject to the conditions described herein, and (b) if the REPS are so purchased by the Remarketing Dealer, on and after the Remarketing Date, the REPS will bear interest at the New Coupon Rate determined by the Remarketing Dealer in accordance with the procedures set forth below. See “—Purchase by the Remarketing Dealer; Remarketing” below.
      Under the circumstances described below, the REPS are subject to repurchase by us on the Remarketing Date at the Purchase Price plus accrued and unpaid interest, if any, on the REPS to, but excluding, the Remarketing Date. See “—Optional Repurchase by PPL Energy Supply” and “—Mandatory Repurchase by PPL Energy Supply” below.

      For persons holding REPS (or an interest therein) on the Remarketing Date, the effect of the operation of the purchase and remarketing by the Remarketing Dealer or the repurchase by us will be that such holders will be entitled to receive, and will be required to accept, 100% of the principal amount of the REPS (plus accrued interest) on the Remarketing Date in satisfaction of our obligations to the holders of the REPS. Interest accrued to, but excluding, the Remarketing Date will be paid by us on such date to the person to whom the Purchase Price is paid. You will be required to sell your REPS on the Remarketing Date and you will not hold the REPS after such date unless you purchase them in a remarketing. Neither the Remarketing Dealer nor any other person is required to offer the REPS to you in any remarketing.
Purchase by the Remarketing Dealer; Remarketing
      General. On or prior to the date of original issuance of the REPS, we and the Remarketing Dealer will enter into a Remarketing Agreement (the “Remarketing Agreement”). Pursuant to the terms of the Remarketing Agreement, we are required to notify the Remarketing Dealer and the Trustee on or prior to September 18, 2015 of the Remarketing Date. If the Remarketing Dealer gives notice in writing of its intention to purchase the REPS for remarketing (the “Remarketing Notification”), to us and the Trustee (the “Notification Date”) by September 30, 2015, such REPS automatically will be purchased, or deemed purchased, by the Remarketing Dealer at the Purchase Price on the Remarketing Date, except in the circumstances described below. Interest accrued to but excluding the Remarketing Date will be paid by us on such date to the person to whom the Purchase Price is paid. When REPS are purchased for remarketing, the REPS may be remarketed for the account of the Remarketing Dealer (or other dealer in corporate debt securities (as described below) which may purchase the REPS from the Remarketing Dealer) at varying prices to be determined by the Remarketing Dealer, or such dealer, at the time of each sale. From and after the Remarketing Date, the REPS will bear interest at the New Coupon Rate if the REPS are so purchased by the Remarketing Dealer.
      The Remarketing Dealer may revoke its notice, and terminate its obligation, to remarket the REPS at any time prior to 3:00 p.m., New York City time, on the Determination Date described below. Such revocation will terminate the Remarketing Process.
      No holder or beneficial owner of REPS or any interest therein will have any right or claim against the Remarketing Dealer’s decision whether or not to give the Remarketing Notification or performance or nonperformance with respect thereto, or any right or claim under the Remarketing Agreement or against us or the Remarketing Dealer as a result of the Remarketing Dealer not purchasing the REPS.
      The Remarketing Dealer’s obligation to purchase the REPS may be terminated and the Remarketing Process will terminate, if any of the following (a “Termination Event”) occurs:

(a) an Event of Default under the Indenture (in which case termination is at the option of the Remarketing Dealer, unless the Event of Default is the type referred to in the fifth bullet point under “Description of the Debt Securities—Events of Default” in the accompanying prospectus, in which case such termination will be automatic);

(b) fewer than two corporate debt dealers submit timely bids for the REPS as provided below;

(c) we terminate the Remarketing Process (as described below) and exercise our right to repurchase the REPS as described under “—Optional Repurchase by PPL Energy Supply” below;

(d) the REPS have been deemed paid as described under “Description of the Debt Securities—Satisfaction and Discharge” in the accompanying prospectus;

(e) the Remarketing Dealer fails to pay the Purchase Price by 1:30 p.m., New York City time, on the Remarketing Date;

(f) the Remarketing Dealer does not give the Remarketing Notification;

(g) the Remarketing Dealer validly revokes the Remarketing Notification;

(h) prior to the Notification Date the Remarketing Dealer resigns and no successor has been appointed; or

(i) we fail to perform certain obligations under a credit support agreement with the Remarketing Dealer (in which case such Termination Event is at the election of the Remarketing Dealer).
      Each Termination Event will result in an automatic termination of the Remarketing Dealer’s obligation to repurchase the REPS and will result in the termination of the Remarketing Process, except that the termination will be at the option of the Remarketing Dealer to the extent set forth in clauses (a) and (i) above.
      The transactions described herein will be executed on the Remarketing Date through DTC in accordance with the procedures of DTC, and the accounts of participants will be debited and credited and the REPS delivered by book-entry as necessary to effect the purchases and sales thereof. For further information with respect to transfers and settlements through DTC, see “Book-Entry Only Issuance—The Depository Trust Company” below.
      Notice to Holders by Trustee. In anticipation of the purchase of the REPS by the Remarketing Dealer or the repurchase of the REPS by us on the Remarketing Date, the Trustee will notify the holders of the REPS, not less than 30 days nor more than 60 days prior to the Remarketing Date, that all such REPS shall be delivered on the Remarketing Date through the facilities of DTC against payment of the Purchase Price by the Remarketing Dealer or us.
      Remarketing Process if REPS are Remarketed. If the Remarketing Dealer elects to remarket the REPS, then the following steps (the “Remarketing Process”) will be taken in order to determine the New Coupon Rate. We and the Remarketing Dealer will use reasonable best efforts to cause the actions contemplated below to be completed in as timely a manner as possible.

(a) From October 1, 2015 to October 9, 2015, we will have the right to elect that the next business day (the “Determination Date”) will be the date on which the New Coupon Rate will be determined; provided that if we have not elected a Determination Date prior to 3:00 p.m. on the fourth Business Day prior to the Remarketing Date, the third Business Day prior to the Remarketing Date will be the Determination Date.

(b) On the Determination Date, the Remarketing Dealer will determine the New Coupon Rate as provided below, to the nearest one-hundredth (0.01) of one percent per year, unless we have chosen to repurchase, or we are required to repurchase, the REPS in accordance with the terms of the Remarketing Agreement. The New Coupon Rate will be determined based on the lowest bid received from a dealer in corporate debt securities as described below, expressed as a rate of interest (in the form of a percentage) obtained by the Remarketing Dealer prior to 3:00 p.m., New York City time, on the Determination Date from the bids quoted to the Remarketing Dealer by up to five dealers in corporate debt securities, for the REPS at a dollar price equal to 100% of the principal amount thereof plus a premium, equal to the Settlement Amount described below. The New Coupon Rate for the REPS announced by the Remarketing Dealer, absent manifest error, shall be binding and conclusive upon the holders of the REPS, us and the Trustee.

(c) The Remarketing Dealer will notify us and the Trustee by telephone, confirmed in writing (which may include facsimile or other electronic transmission), by 4:00 p.m., New York City time, on the Determination Date of the New Coupon Rate effective from and including the Remarketing Date.

(d) On the Remarketing Date, the Remarketing Dealer will sell the total aggregate principal amount of the REPS, at the dollar price plus premium described above, to the dealer providing the lowest bid. If the lowest bid is submitted by two or more of the applicable dealers, the Remarketing Dealer may sell such REPS to one or more of such dealers as it shall determine after consultation with us.

(e) On the Remarketing Date, by (i) not later than 1:30 p.m., New York City time, the Remarketing Dealer will deliver to the Trustee in immediately available funds an amount equal to 100% of the principal amount of the REPS for payment through DTC to the beneficial owners of the REPS,

(ii) not later than 1:30 p.m., New York City time, we will deliver to the Trustee funds for payment through DTC to the beneficial owners of REPS of all accrued and unpaid interest, if any, due on the REPS to, but excluding, the Remarketing Date and (iii) each beneficial owner of REPS will be required to deliver and will be deemed to have delivered such REPS to the Trustee, for delivery upon instructions of the Remarketing Dealer against payment therefor by book-entry through DTC.

      If the remarketing occurs as described above, the Remarketing Dealer will receive a premium (the “Settlement Amount”) from the successful bidder in the remarketing, which premium will be generally calculated to equal the positive difference, if any, between (x) a stream of interest payments which would have been due on the REPS after the Remarketing Date assuming the REPS were to bear interest at a rate based on the 20-year swap rate in effect on the date of original issuance of the REPS and (y) a stream of corresponding interest payments similarly based on the 20-year swap rate in effect on the Determination Date.
      If a Settlement Event as defined in the Remarketing Agreement (and which generally includes the events described in clauses (a) through (d) and (i), and, if such event is caused by certain market disruption events making it impracticable for the remarketing to occur on the Remarketing Date, clause (e), of the definition of “Termination Event” above) occurs, the Remarketing Dealer will receive from us a Settlement Amount payment, calculated as described above, except that for purposes of such calculation the Determination Date will be the date such calculation is made.
      No holder of the REPS will have any right to the premium or Settlement Amount described above.
The Remarketing Dealer
      The Remarketing Agreement will provide that the Remarketing Dealer may resign at any time as the Remarketing Dealer, such resignation to be effective 10 Business Days after the delivery to us and the Trustee of notice of such resignation. In such case, we may appoint a successor Remarketing Dealer. The Remarketing Dealer is permitted to delegate or assign its rights and obligations under the Remarketing Agreement to an affiliate of Morgan Stanley & Co. International Limited without our consent.
      The Remarketing Dealer, in its individual or any other capacity, may buy, sell, hold and deal in the REPS. The Remarketing Dealer may exercise any vote or join in any action which any holder or beneficial owner of the REPS may be entitled to exercise or take with like effect as if such Remarketing Dealer did not act in any capacity under the Remarketing Agreement. The Remarketing Dealer, in its individual capacity, either as principal or agent, may also engage in or have an interest in any financial or other transaction with PPL Energy Supply as freely as if it did not act in any capacity under the Remarketing Agreement.
Mandatory Repurchase by PPL Energy Supply
      If any Termination Event occurs (including if the Remarketing Dealer for any reason fails to purchase the REPS), we will repurchase the entire principal amount of the REPS on the Remarketing Date at the Purchase Price plus accrued and unpaid interest, if any, on such REPS to, but excluding, the Remarketing Date.
Optional Repurchase by PPL Energy Supply
      At any time prior to 3:00 p.m., New York City time, on the Determination Date, we may irrevocably elect, by notice in writing to the Remarketing Dealer and the Trustee, to terminate the Remarketing Process, whereupon we will repurchase the entire principal amount of the REPS on the Remarketing Date at the Purchase Price plus accrued and unpaid interest on such REPS.
Book-Entry Only Issuance—The Depository Trust Company
      The REPS will be issued only in book-entry form and will trade through the facilities of The Depository Trust Company, or DTC. The REPS will be issued in fully registered form and will be evidenced by one or more REPS registered in the name of DTC’s nominee, Cede & Co. The global REPS will be deposited with the Trustee as custodian for DTC.

      DTC is a New York limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities for its participants (“Direct Participants”) and also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, FICC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules that apply to DTC and those using its system are on file with the SEC.
      Purchases of the REPS under the DTC system must be made by or through Direct Participants, which will receive a credit for the REPS on DTC’s records. The ownership interest of each actual purchaser (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners should receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which they purchased REPS. Transfers of ownership interests on the REPS are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in REPS, except in the event that use of the book-entry system for the REPS is discontinued.
      To facilitate subsequent transfers, all REPS deposited by Direct Participants with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of the REPS with DTC and their registration in the name of Cede & Co. do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the REPS; DTC’s records reflect only the identity of the participants to whose accounts the REPS are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.
      Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Notices will be sent to DTC.
      Neither DTC nor Cede & Co. will consent or vote with respect to the REPS. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the voting or consenting rights of Cede & Co. to those Direct Participants to whose accounts the REPS are credited on the record date. We believe that these arrangements will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a registered holder of the REPS.
      Payments of the Purchase Price, principal of and interest on the REPS will be made to Cede & Co. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the Trustee, on payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of each participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of the Purchase Price, principal and interest to Cede & Co. is our responsibility. Disbursement of such payments to

Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.
      A beneficial owner will not be entitled to receive physical delivery of the REPS. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the REPS.
      DTC may discontinue providing its services as securities depository with respect to the REPS at any time by giving us or the Trustee reasonable notice. In the event no successor securities depository is obtained, certificates for the REPS will be printed and delivered.
      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but neither we nor the underwriters take any responsibility for the accuracy of this information.
CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
      The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of the REPS to beneficial owners of the REPS that are U.S. Holders, as defined below, and certain U.S. federal income and estate tax consequences of the ownership and disposition of the REPS to beneficial owners of the REPS that are Non-U.S. Holders, as defined below. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.
      This discussion applies only to beneficial owners that purchase REPS in the initial offering at their initial offering price shown on the cover page of this prospectus supplement and that hold the REPS as “capital assets” (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or the U.S. federal income tax consequences applicable to special classes of taxpayers including, without limitation, banks and other financial institutions, insurance companies, tax-exempt organizations, partnerships (or entities treated as partnerships) or other pass-through entities, dealers in securities or foreign currency, traders in securities that elect to use a mark-to-market method of accounting, persons liable for U.S. federal alternative minimum tax, U.S. Holders whose functional currency is not the U.S. dollar, former citizens or residents of the United States, and persons holding REPS as a hedge against currency risk or as part of a straddle, constructive sale or conversion transaction. In addition, this discussion assumes that investors will be required to sell their REPS on the Remarketing Date and, therefore only addresses the U.S. federal income tax considerations with respect to the REPS through such a sale on the Remarketing Date. The discussion does not address any non-income tax considerations (except as set forth below with respect to certain U.S. federal estate tax consequences to Non-U.S. Holders), or any foreign, state or local tax consequences.
      As used herein, a U.S. Holder means a beneficial owner of the REPS that is for U.S. federal income tax purposes (a) a citizen or individual resident of the United States, (b) a corporation (or other entity properly classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State within the United States, or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income tax regardless of source, or (d) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a U.S. person. A Non-U.S. Holder is a beneficial owner of the REPS that is not a U.S. Holder and is not a partnership or other entity properly classified as a partnership for U.S. federal income tax purposes.
      If a partnership or other entity properly classified as a partnership for U.S. federal income tax purposes is a beneficial owner of REPS, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of REPS that is a partnership or other entity properly classified as a partnership for U.S. federal income tax purposes and partners in such partnership should consult their own tax advisors about the U.S. federal income and other tax consequences of the ownership and disposition of the REPS.

      This discussion is for general purposes only. This summary is not intended to be, and should not be construed to be, legal or tax advice to any particular beneficial owner of REPS. Investors considering the purchase of REPS should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences under federal estate or gift tax laws, as well as foreign, state, or local laws and tax treaties, and the possible effects of changes in tax laws.
U.S. Federal Income Taxation of U.S. Holders

Characterization of the REPS
      Because the REPS are subject to mandatory purchase on the Remarketing Date, the Company intends to treat the REPS as maturing on such date for U.S. federal income tax purposes. The U.S. federal income tax treatment of the REPS, however, is not certain, and there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with, or that a court would uphold, the Company’s treatment. The proper treatment of the REPS will depend, in part, upon whether the REPS are treated as maturing on (i) the stated maturity date or (ii) the Remarketing Date. Except as otherwise noted, the remainder of this discussion assumes that the Company’s intended treatment applies to the REPS.

Interest
      If you are a U.S. Holder, interest on your REPS generally will be taxable as ordinary interest income at the time payments are accrued or received in accordance with your regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Redemption of the REPS
      Upon the sale, exchange, redemption or other taxable disposition of the REPS (including on the Remarketing Date), you will recognize gain or loss equal to the difference, if any, between the amount realized upon the sale, exchange, redemption or other taxable disposition, other than amounts attributable to interest that has not been previously included in income (which will be taxed as ordinary income), and your adjusted tax basis in the REPS. The amount realized by you is the sum of cash plus the fair market value of all other property received on such sale, exchange, redemption or other taxable disposition. Your adjusted tax basis in the REPS generally will be your cost for the REPS.
      The gain or loss you recognize on the sale, exchange, redemption or other taxable disposition of the REPS generally will be capital gain or loss. The gain or loss generally will be long-term capital gain or loss if you have held the REPS for a period of more than 12 months. Long-term capital gain is subject to reduced U.S. federal income tax rates for non-corporate U.S. Holders. The deductibility of capital losses is subject to limitations.

Alternative Characterization
      The IRS could seek to treat the REPS as maturing on the stated maturity date, instead of the Remarketing Date. If the IRS were successful in this treatment, the amount, timing and character of income, gain or loss in respect of the REPS could be materially different than the treatment described above. For example, U.S. Holders could be subject to certain Treasury regulations governing contingent payment debt instruments. If these regulations applied, each U.S. Holder of REPS would be required (regardless of the holder’s usual method of accounting) to accrue income for each interest accrual period in an amount equal to the product of the adjusted issue price of the REPS at the beginning of the interest accrual period and a “comparable yield.” The “comparable yield” would be based on the yield at which the Company would have issued a fixed rate debt instrument maturing on the stated maturity date with terms and conditions otherwise similar to those of the REPS. This yield could be higher than the stated interest on the REPS prior to the Remarketing Date. In addition, any gain upon the sale, exchange or redemption of the REPS would be treated as ordinary interest income rather than capital gain.

Backup Withholding and Information Reporting
      In general, a U.S. Holder will be subject to U.S. federal backup withholding tax at the applicable rate (currently 28%) with respect to payments on the REPS and the proceeds of a sale or other disposition of the REPS, if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. In addition, such payments to, and the proceeds of a sale or other disposition by, a U.S. Holder that is not an exempt entity generally will be subject to information reporting requirements. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided the required information is furnished to the IRS in a timely manner.
U.S. Federal Income and Estate Taxation of Non-U.S. Holders

Interest
      If you are a Non-U.S. Holder, subject to the discussion below under “—Backup Withholding and Information Reporting,” you generally will not be subject to U.S. federal income or withholding tax on interest paid on the REPS so long as that interest is not effectively connected with your conduct of a trade or business within the United States (or, if a treaty applies, is not attributable to a permanent establishment maintained by you in the United States) and:

•	you do not actually or constructively own 10% or more of the total combined voting power of all of the stock of PPL Energy Funding Corporation entitled to vote;

•	you are not a “controlled foreign corporation” that is related to PPL Energy Funding Corporation, actually or by attribution, through stock ownership;

•	you are not a bank receiving the interest pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•	either (a) you certify under penalties of perjury on Form W-8BEN or a suitable substitute form that you are not a “U.S. person” as defined in the Code, and provide your name and address, and taxpayer identification number, if any or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds REPS certifies under penalties of perjury that such statement has been received from you and furnishes a copy thereof.
      You may also be entitled to the benefits of an income tax treaty under which interest on the REPS is subject to a reduced rate of withholding tax or is exempt from U.S. withholding tax, provided a properly executed Form W-8BEN claiming the reduction or exemption is furnished to us or our paying agent and any other applicable procedures are complied with.
      Special rules regarding exemption from, or reduced rates of, U.S. withholding tax may apply in the case of REPS held by partnerships or certain types of trusts. Partnerships and trusts that are prospective purchasers should consult their tax advisors regarding special rules that may be applicable in their particular circumstances.

Sale, Exchange or Redemption of the REPS
      Generally, any capital gain you recognize on the sale, exchange, redemption or other taxable disposition of the REPS, including on the Remarketing Date (other than amounts attributable to interest which will be treated as described under “—Interest” above) will be exempt from U.S. federal income and withholding tax, unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States (or, if a treaty applies, is attributable to a permanent establishment maintained by you in the United States); or

•	if you are an individual, you are present in the United States for 183 days or more during the taxable year and certain other conditions are met.

Effectively Connected Income
      If interest, gain or other income you recognize on the REPS is effectively connected with your conduct of a trade or business within the United States (or, if a treaty applies, is attributable to a permanent establishment maintained by you in the United States), you will be exempt from the withholding tax previously discussed if you provide us or our paying agent with a properly completed and executed Form W-8ECI, but generally you will be subject to U.S. federal income tax on such interest, gain or other income at regular U.S. federal income tax rates. In addition to regular U.S. federal income tax, if you are a corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits, as adjusted for certain items, unless you qualify for a lower rate under an applicable tax treaty.

Federal Estate Taxes
      REPS held by an individual who at the time of death is not a citizen or resident of the United States (as specifically defined for U.S. estate tax purposes) will not be subject to U.S. federal estate tax as a result of such individual’s death, provided that the individual does not actually or constructively own 10% or more of the total combined voting power of the stock of PPL Energy Funding Corporation entitled to vote and that the interest accrued on the REPS was not effectively connected with that holder’s conduct of a trade or business within the United States.

Backup Withholding and Information Reporting
      We must report annually to the IRS and to you the amount of interest paid to you and the tax withheld from those payments. These reporting requirements apply regardless of whether withholding was reduced or eliminated by any applicable tax treaty or otherwise. Copies of the information returns reporting those payments and withholding may also be made available to the tax authorities in the country in which you are a resident under the provisions of an applicable income tax treaty or agreement.
      Backup withholding and additional information reporting will not apply to payments on the REPS made by us or our paying agent to you if the certification described above under “—Interest” is received.
      Backup withholding and information reporting generally will not apply to payments of proceeds from the sale or other disposition of the REPS made to you by or through the foreign office of a broker. However, information reporting requirements, and possibly backup withholding, will apply, if such broker is, for U.S. federal income tax purposes, a U.S. person or has certain other enumerated connections with the United States, unless such broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption. Payments of proceeds from the sale or other disposition of the REPS made to you by or through the United States office of a broker are subject to information reporting and backup withholding at the applicable rate unless you certify, under penalties of perjury, that you are a non-U.S. person and you satisfy certain other conditions or otherwise establish an exemption. You may obtain a refund or credit against your U.S. federal income tax liability of any amounts withheld under the backup withholding rules, provided the required information is furnished to the IRS in a timely manner.
      You should consult your tax advisor regarding the application of information reporting and backup withholding in your particular situation, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.
      Each potential investor should consult its own tax advisor with respect to the ownership and disposition of the REPS, including the applicability and effect of any state, local or foreign tax laws, and the possible effects of changes in tax laws.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement, dated the date hereof, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amounts of REPS set forth opposite their respective names below:

Principal Amount
Underwriters	of REPS

Morgan Stanley & Co. Incorporated	$
Barclays Capital Inc.
UBS Securities LLC
BNP Paribas Securities Corp.
HSBC Securities (USA) Inc.

Total	$300,000,000

      The underwriting agreement provides that the obligation of the several underwriters to pay for and accept delivery of the REPS is subject, among other things, to the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for the REPS if any are taken.
      The underwriters initially propose to offer part of the REPS directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of      % of the principal amount of the REPS. In addition, any underwriter may allow, and those selected dealers may reallow, a concession to certain other dealers of up to      % of the principal amount of the REPS. After the initial offering of the REPS, the offering price and other selling terms may from time to time be varied.
      PPL Energy Supply has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
      PPL Energy Supply’s expenses in connection with the offering of the REPS, net of the underwriting discount, are currently estimated to be $               .
      We do not intend to apply for listing of the REPS on a national securities exchange, but have been advised by the underwriters that they presently intend to make a market in the REPS as permitted by applicable laws and regulations. The underwriters are not obligated, however, to do so and any such market making may be discontinued at any time without notice at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the REPS.
      In order to facilitate the offering of the REPS, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the REPS. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the REPS for their own account. In addition, to cover overallotments or to stabilize the price of the REPS, the underwriters may bid for, and purchase, the REPS in the open market. Finally, the underwriters may reclaim reselling concessions allowed to an underwriter or a dealer for distributing the REPS in the offering, if they repurchase previously distributed REPS in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the REPS above independent market levels. The underwriters are not required to engage in these activities and may end these activities at any time.
      In the ordinary course of their business, certain of the underwriters and their affiliates have engaged and may in the future engage in investment and commercial banking transactions with PPL Energy Supply and certain of its affiliates.
VALIDITY OF THE REPS
      Dewey Ballantine LLP, New York, New York and Thomas D. Salus, Esq., Senior Counsel of PPL Services Corporation will pass upon the validity of the REPS for PPL Energy Supply. Sullivan & Cromwell LLP, New York, New York, will pass upon the validity of the REPS for the underwriters. As to matters involving the law of the State of New York, Mr. Salus will rely on the opinion of Dewey Ballantine LLP.

PROSPECTUS	PPL Energy Supply, LLC Two North Ninth Street Allentown, Pennsylvania 18101-1179 (610) 774-5151
$700,000,000
PPL Energy Supply, LLC
Debt Securities
Preferred Securities
        We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.
      We may offer the securities directly or through underwriters or agents. The applicable prospectus supplement will describe the terms of any particular plan of distribution.
       Investing in the securities involves certain risks. See “Risk Factors” beginning on page 2.
       These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is September 27, 2005.

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that PPL Energy Supply, LLC filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under this shelf registration process, we may, from time to time, sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $700,000,000. This amount includes $200,000,000 of securities registered under an earlier registration statement. This prospectus provides a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”
      We may use this prospectus to offer from time to time:

•	PPL Energy Supply’s unsecured debt securities consisting of notes or debentures (“Debt Securities”); and

•	PPL Energy Supply’s preferred limited liability company membership interests (“Preferred Securities”).
      The Debt Securities and the Preferred Securities are sometimes referred to collectively as the “Securities.”
      As used in this prospectus, the terms “we,” “our,” and “us” may, depending on the context, refer to PPL Energy Supply, LLC or to PPL Energy Supply, LLC together with PPL Energy Supply, LLC’s consolidated subsidiaries, taken as a whole.
      For more detailed information about the Securities, you can read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

RISK FACTORS
      In addition to the other information in this prospectus, you should carefully consider the risks associated with PPL Energy Supply, LLC and its subsidiaries described below before making an investment decision. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.
      Our business, financial condition, cash flows or results of operations could be materially adversely affected by any of these risks. The value of our securities could decline due to any of these risks, and you may lose all or part of your investment.
      This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. See p. 11 for “FORWARD-LOOKING INFORMATION,” which sets forth a warning regarding forward-looking information contained or incorporated by reference in this prospectus.
Risks Related to Our Supply Businesses

Adverse changes in commodity prices and other costs may decrease our future energy margins, which could adversely affect our financial performance.
      Our energy margins, or the amount by which our revenues from the sale of power exceed our costs of supplying power, are impacted by changes in the market prices for electricity, as well as fluctuations in fuel prices, fuel transportation costs, emission allowance expenses, electricity transmission and related congestion charges and other costs.
      Unlike most other commodities, electric power cannot be stored and must be produced at the time of use. As a result, the wholesale market prices for electricity may fluctuate substantially over relatively short periods of time and can be unpredictable. For example, since January 2004, spot prices during peak hours for wholesale electricity in the PJM Interconnection, L.L.C. market in the eastern United States reached a high of $316 per megawatt hour in July 2005 and a low of $2 per megawatt hour in December 2004. Among the factors that can influence such prices are:

•	demand for electricity and additional supplies of electricity available from current or new generation resources;

•	variable production costs, primarily fuel and emission allowance expense, for the generation resources used to meet the demand for electricity;

•	capacity and transmission service into, or out of, our markets;

•	changes in the regulatory framework for wholesale power markets;

•	liquidity in the general wholesale electricity market; and

•	weather conditions impacting demand for electricity or the facilities necessary to deliver electricity.
      Our most significant variable costs in producing power are fuel costs (and the associated fuel transportation costs) and emissions allowance expenses, which may fluctuate substantially based on prevailing market prices and availability. For instance, since January 2004, the price for coal (with 1% sulfur content) as reported on the New York Mercantile Exchange, or NYMEX, has ranged from a high of $63 per ton in July 2004 to a low of $41 per ton in January 2004; the price for wholesale natural gas as reported on the NYMEX for delivery at Henry Hub (which is the primary pricing location for the United States) has ranged from a high of $11.70 per million btu in September 2005 to a low of $4.54 per million btu in September 2004; and the price for residual oil (with 1% sulfur content) at New York Harbor (which is the primary pricing location for the northeastern United States) has ranged from a high of $59 per barrel in August 2005 to a low of $22 per barrel in December 2004. See “Our costs of compliance with environmental laws are significant and the costs of compliance with new environmental laws could adversely affect our profitability” for information regarding the increases in emissions allowances costs.
      In order to mitigate the impact of market price and supply risk on our energy margins, a key part of our business strategy has been to sell a substantial portion of our anticipated generation production under long-term power sales agreements that include fixed prices for our electric power. We also enter into long-term fuel purchase agreements that include fixed prices. Whether we decide to, or are able to, continue to enter into such agreements or renew existing agreements and the market conditions at that time will affect our financial performance. For instance, in the absence of long-term power sales agreements, we would sell the energy, capacity and other products from our facilities into the competitive wholesale power markets under contracts of shorter duration at then-current market prices. Although the current forward prices for electricity significantly exceed the prices available under our current long-term power sales agreements, this situation may not continue. In addition, if we do not secure or maintain favorable long-term fuel purchase agreements for our power generation facilities, our fuel costs could exceed the revenues that we derive from our energy sales. Given the volatility and potential for material differences between actual electricity prices and fuel and other costs, if we do not secure or maintain long-term electricity sales and fuel purchase agreements, our margins will be subject to increased volatility and, depending on future electricity and fuel costs, our financial results may be materially adversely affected.

We may not be able to obtain adequate fuel supplies, which could adversely affect our ability to operate our generation facilities.
      We purchase fuel from a number of suppliers. Disruption in the delivery of fuel, including disruptions as a result of weather, labor relations or environmental regulations affecting our fuel suppliers, could adversely affect our ability to operate our facilities, which could result in lower sales and/or higher costs and thereby adversely affect our results of operations.

Our generation facilities may not operate as planned, which may increase our expenses or decrease our revenues and, thus, have an adverse effect on our financial performance.
      Our ability to manage operational risk with respect to our generation plants is critical to our financial performance. Operation of our power plants at expected capacity levels involves many risks, including the breakdown or failure of equipment or processes, accidents, labor disputes and fuel interruption. In addition, weather-related incidents and other natural disasters can disrupt our generation plants. Depending on the timing and duration of both planned and unplanned complete or partial outages at our power plants (in particular, if such outages are during peak periods or during periods of, or caused by, severe weather), our revenues from energy sales could be significantly decreased and our expenses could be significantly increased, and we could be required to purchase power at then-current market prices to satisfy our energy sales commitments or, in the alternative, pay penalties and damages for our failure to satisfy them.

The provider of last resort contracts do not provide us with any guaranteed level of sales.
      Our regulated electric utility affiliate, PPL Electric Utilities Corporation, has “provider of last resort,” or PLR, obligations to serve those electric retail customers that do not select an alternative supplier under the Pennsylvania Electricity Generation Customer Choice and Competition Act, or the Customer Choice Act, at prices through 2009 established pursuant to a settlement among PPL Electric Utilities and others which was approved by the Pennsylvania Public Utilities Commission (PUC). PPL EnergyPlus, LLC, our energy marketing subsidiary, has entered into long-term contracts to supply PPL Electric Utilities’ PLR requirements at the prices PPL Electric Utilities is entitled to charge pursuant to the settlement. If PPL Electric Utilities’ customers obtain electricity from alternate suppliers, which they are entitled to do at any time, our sales of electricity under the contracts may decrease. Alternatively, customers could switch back to PPL Electric Utilities from alternative suppliers, which may increase demand above our generation facilities’ available capacity. We satisfy our electricity supply obligations through a portfolio approach of providing electricity from our generation assets, contractual relationships and market purchases. At August 2005, the PLR requirements require over 70% of the normal operating capacity of our existing Pennsylvania generation assets.

Any significant switching by customers could have a material adverse effect on our results of operations or financial position. PPL Electric Utilities’ PLR obligation after 2009 will be determined by the PUC pursuant to rules that have not yet been promulgated, and at this time we cannot predict the extent to which we will sell power to PPL Electric Utilities after 2009.

We face competition in our energy supply business, which may adversely affect our ability to operate profitably.
      As a result of federal and state deregulation initiatives, the electric power industry has experienced a significant increase in the level of competition in the energy markets. Many of our facilities were historically operated within vertically-integrated, regulated utilities that sold electricity to consumers at prices based on predetermined rates set by state public utility commissions. Unlike regulated utilities, our energy supply business is not assured of any rate of return on our capital investments through predetermined rates, and our revenues and results of operations are dependent on our ability to operate in a competitive environment.
      We expect the deregulated electricity markets to continue to be highly competitive. Competition is impacted by electricity and fuel prices, new market entrants, construction by others of generating assets, the actions of regulatory authorities and other factors. These competitive factors may negatively impact our ability to sell energy and related products and the prices which we may charge for such products, which could adversely affect our results of operations and our ability to grow our business.
      Although we have long-term supply agreements for a substantial portion of our generation capacity, a substantial portion of our future sales will be made into the competitive wholesale markets. Competition in these markets will occur principally on the basis of the price of products and, to a lesser extent, on the basis of reliability and availability. We expect the commencement of commercial operation of new electric facilities in the regional markets where we own or control generation capacity will continue to increase the competitiveness of the wholesale electricity market in those regions, which could have a material adverse effect on the prices we receive for electricity.
      We also face competition in the wholesale markets for electricity capacity and ancillary services. We primarily compete with other electricity merchants based on our ability to aggregate supplies at competitive prices from different sources and to efficiently utilize transportation from third-party pipelines and transmission from electric utilities. We also compete against other energy marketers on the basis of relative financial condition and access to credit sources, and many of our competitors have greater financial resources than we do.
      In the future, we expect to face additional competition from new entrants to the energy industry as the result of the Energy Policy Act of 2005 (the “2005 Energy Act”), which is comprehensive legislation signed into law by President Bush in August 2005 that will substantially affect the regulation of energy companies. Among the important changes to be implemented as a result of the 2005 Energy Act is the repeal of the Public Utility Holding Company Act of 1935, or PUHCA, effective six months after the enactment of the new legislation. PUHCA significantly restricted mergers and acquisitions and other investments in the electric utility sector. Accordingly, over time, entirely new competitors may enter into the energy industry as a result of this legislation, which new competitors may have significantly greater financial resources than we do.

We are subject to the risks of nuclear generation, including the risk that our Susquehanna nuclear plant could become subject to revised safety requirements that would increase our capital and operating expenditures, and uncertainties associated with decommissioning our plant at the end of its licensed life.
      Nuclear generation is expected to account for about 31% of our 2005 generation output. The risks of nuclear generation generally include:

•	the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;

•	limitations on the amounts and types of insurance commercially available to cover losses and liabilities that might arise in connection with nuclear operations; and

•	uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.
      The Nuclear Regulatory Commission, or NRC, has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. In addition, revised safety requirements promulgated by the NRC could necessitate substantial capital or operating expenditures at our Susquehanna nuclear plant. In addition, although we have no reason to anticipate a serious nuclear incident at our Susquehanna plant, if an incident did occur, any resulting operational loss, damages and injuries could have a material adverse effect on our results of operations, cash flows or financial condition.

There is a risk that we may be unable to recover our investment in certain gas-fired generation facilities.
      We may be unable to recover our investment in certain of our gas-fired generation facilities. While we do not believe that there is an impairment charge to be recorded for these facilities at this time under generally accepted accounting principles, we are unable to predict whether an impairment charge may be necessary in the future. Depending upon future electricity and fuel price levels, applicable accounting rules and other factors, such impact could be material.

Changes in technology may impair the value of our power plants.
      A basic premise of our business is that generating electricity at central power plants achieves economies of scale and produces electricity at a relatively low price. There are other technologies for producing electricity, most notably fuel cells, microturbines, windmills and photovoltaic (solar) cells. Research and development activities are ongoing to seek improvements in the alternate technologies. It is possible that advances will reduce the cost of alternate methods of electric production to a level that is equal to or below that of most central station electric production. If this were to happen, the value of our generation facilities may be significantly impaired.

We are exposed to operational, price and credit risks associated with selling and marketing products in the wholesale electricity markets.
      We purchase and sell electricity at the wholesale level under market-based tariffs authorized by the Federal Energy Regulatory Commission, or FERC, throughout the United States and also enter into short-term agreements to market available electricity and capacity from our generation assets with the expectation of profiting from market price fluctuations. If we are unable to deliver firm capacity and electricity under these agreements, we could be required to pay damages. These damages would generally be based on the difference between the market price to acquire replacement capacity or electricity and the contract price of the undelivered capacity or electricity. Depending on price volatility in the wholesale electricity markets, such damages could be significant. Extreme weather conditions, unplanned generation facility outages, transmissions disruptions, and other factors could affect our ability to meet our obligations, or cause significant increases in the market price of replacement capacity and electricity.
      We also face credit risk that parties with whom we contract will default in their performance, in which case we may have to sell our electricity into a lower-priced market or make purchases in a higher priced market than existed at the time of contract. Although we attempt to mitigate these risks, there can be no assurance that we will be able to fully meet our obligations, that we will not be required to pay damages for failure to perform or that we will not experience counterparty non-performance.

We do not always hedge against risks associated with electricity and fuel price volatility.
      We attempt to mitigate risks associated with satisfying our contractual electricity sales arrangements by reserving generation capacity to deliver electricity to satisfy our net firm sales contracts and, when necessary, by purchasing firm transmission service. We also routinely enter into contracts, such as fuel and electricity purchase and sale commitments, to hedge our exposure to weather conditions, fuel requirements and other electricity-related commodities. We may not, however, hedge the entire exposure of our operations from commodity price volatility. To the extent we do not hedge against commodity price volatility, our results of operations and financial position may be affected unfavorably.

Our risk management policies relating to electricity and fuel prices, interest rates, foreign currency and counterparties, may not work as planned and we may suffer economic losses despite such policies.
      We actively manage the market risk inherent in our electricity and fuel, debt, foreign currency and counterparty credit positions. We have implemented procedures to enhance and monitor compliance with our risk management policies, including validation of transaction and market prices, verification of risk and transaction limits, sensitivity analyses and daily portfolio reporting of various risk measurement metrics. Nonetheless, adverse changes in electricity and fuel prices, interest rates, foreign currency exchange rates and counterparty credit exposures may result in losses in our earnings or cash flows and adversely affect our balance sheet.
      Our risk management program may not work as planned. For instance, actual energy and fuel prices may be significantly different or more volatile than the historical trends and assumptions upon which we based our risk management positions. Similarly, interest rates or foreign currency exchange rates in countries where we have foreign operations, could change in significant ways that our risk management procedures were not set up to address. As a result, we cannot always predict the impact that our risk management decisions may have on us if actual events lead to greater losses or costs than our risk management positions were intended to hedge. If our risk management positions are ineffective in this way, we could be subject to mark-to-market accounting with respect to certain of our risk management contracts, which could lead to significant volatility in our earnings and our balance sheet.
      In addition, our trading, marketing and risk management activities are exposed to the credit risk that counterparties that owe us money, electricity or fuel will breach their obligations. We have established risk management policies and programs, including credit policies to evaluate counterparty credit risk. However, if counterparties to these arrangements fail to perform, we may be forced to enter into alternative arrangements or honor underlying commitments at then-current market prices. In that event, our financial results are likely to be adversely affected.

We rely on transmission and distribution assets that we do not own or control to deliver our wholesale electricity and natural gas. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver power may be hindered.
      We depend on transmission and distribution facilities owned and operated by utilities and other energy companies to deliver the electricity and natural gas we sell to the wholesale market, as well as the natural gas we purchase for use in our electric generation facilities. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver products and satisfy our contractual obligations may be hindered.
      The FERC has issued regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, there is the potential that fair and equal access to transmission systems will not be available or that sufficient transmission capacity will not be available to transmit electricity as we desire. We cannot predict the timing of industry changes as a result of these initiatives or the adequacy of transmission facilities in specific markets.

We operate in competitive segments of the electric industry created by deregulation initiatives at the state and federal levels. If the present trend towards competition is reversed, discontinued or delayed, our business prospects and financial condition could be materially adversely affected.
      Some deregulated electricity markets have experienced supply problems and price volatility. In some of these markets, government agencies and other interested parties have made proposals to delay market restructuring or even re-regulate areas of these markets that have previously been deregulated. In California, legislation has been passed placing a moratorium on the sale of generation plants by public utilities regulated by the California Public Utilities Commission. In 2001, the FERC instituted a series of price controls designed to mitigate (or cap) prices in the entire western U.S. to address the extreme volatility in the California electricity markets. These price controls have had the effect of significantly lowering spot and forward electricity prices in the western market.
      In addition, the independent system operators, or ISOs, that oversee the transmission systems in certain wholesale electricity markets have from time to time been authorized to impose price limitations and other mechanisms to address volatility in the power markets. These types of price limitations and other mechanisms may adversely impact the profitability of our wholesale power marketing and trading business.
      Other proposals to re-regulate our industry may be made, and legislative or other action affecting the electric power restructuring process may cause the process to be delayed, discontinued or reversed in the states in which we currently, or may in the future, operate. If the current trend towards competitive restructuring of the wholesale and retail electricity markets is delayed, discontinued or reversed, our business prospects and financial condition could be materially adversely affected.

Our costs of compliance with environmental laws are significant, and the costs of compliance with new environmental laws could adversely affect our profitability and liquidity.
      Our business is subject to extensive federal, state and local statutes, rules and regulations relating to environmental protection. To comply with existing and future environmental requirements and as a result of voluntary pollution control measures we may take, we expect to spend substantial amounts in the future on environmental control and compliance.
      New environmental laws and regulations affecting our operations have recently been enacted, and other laws and regulations and/or new interpretations of existing laws and regulations that affect our operations may be adopted or become applicable to us. For example, as a result of existing and recently-enacted federal environmental laws and regulations governing air emissions from coal-burning plants (in particular, sulfur dioxide, nitrogen oxide and mercury emissions), we plan to spend substantial amounts over the next several years to install pollution control equipment at certain of our coal plants. As of August 2005, our installation plan for sulfur dioxide scrubbers and other pollution control equipment reflects planned expenditures of approximately $1.5 billion from 2005 through 2010. Although we currently do not expect that we will need to purchase any significant amount of emissions allowances over the next several years to comply with these federal laws and regulations, this situation could change, and the cost of emission allowances has been increasing significantly over the last few years and may continue to increase. For example, sulfur dioxide emissions allowances have traded as low as $143 per allowance, on average, in January 2003 to over $850 per allowance in August 2005. In addition, there is growing concern nationally and internationally about carbon dioxide and other greenhouse gas emissions (including concern about global warming). Further, many states and environmental groups have also challenged certain of the federal laws and regulations relating to air emissions as not being sufficiently strict. As a result, it is possible that state and federal environmental laws and regulations will be developed that will impose more stringent limitations on emissions than are currently in effect at the federal and state levels. For instance, in August 2005, the Pennsylvania Department of Environmental Protection (PA DEP) received authorization to develop Pennsylvania mercury regulations that are more stringent than the current federal mercury regulations. The PA DEP also has indicated support for developing more stringent regulations for reductions in sulfur dioxide and nitrogen oxide.
      We may not be able to obtain or maintain all environmental regulatory approvals necessary to our business. If there is a delay in obtaining any required environmental regulatory approval or if we fail to obtain, maintain or comply with any such approval, operations at our affected facilities could be halted or subjected to additional costs. Further, at some of our older facilities it may be uneconomical for us to install the necessary equipment, which may cause us to shut down those generation units.

Risks Related to Our Delivery Businesses

Our delivery businesses are located outside of the United States, which exposes us to risks related to laws of other countries, taxes, economic conditions, fluctuations in currency rates, political and social conditions and policies of foreign governments. These risks may delay or reduce our results of operations from our delivery businesses.
      Our delivery businesses are located outside of the United States. The acquisition, financing, development and operation of projects outside of the United States entail significant financial risks, which vary by country, including:

•	changes in foreign laws or regulations relating to foreign operations, including tax laws and regulations;

•	changes in United States laws related to foreign operations, including tax laws and regulations;

•	changes in government policies, personnel or approval requirements;

•	changes in general economic conditions affecting each country;

•	regulatory reviews of tariffs for local distribution companies;

•	severe weather and natural disaster impacts on the electric sector and our assets in each country;

•	material increases in the cost of generation supply for our local distribution customers;

•	changes in labor relations in foreign operations;

•	limitations on foreign investment or ownership of projects and returns or distributions to foreign investors;

•	limitations on ability of foreign companies to borrow money from foreign lenders and lack of local capital or loans;

•	fluctuations in currency exchange rates and difficulty in converting our foreign funds to U.S. dollars, which can increase our expenses and/or impair our ability to meet such expenses, and difficulty moving funds out of the country in which the funds were earned;

•	limitations on ability to import or export property and equipment;

•	compliance with United States foreign corrupt practices laws;

•	political instability and civil unrest; and

•	expropriation and confiscation of assets and facilities.
      Our international operations are subject to regulation by various foreign governments and regulatory authorities. The laws and regulations of some countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire, thus limiting our ability to control the development, construction and operation of those projects. In addition, the legal environment in foreign countries in which we currently own assets or projects or may develop projects in the future could make it more difficult for us to enforce our rights under agreements relating to such projects. Our international projects may also be subject to risks of being delayed, suspended or terminated by the applicable foreign governments or may be subject to risks of contract invalidation by commercial or governmental entities.
      Despite contractual or other protections we have against many of these risks for our international operations or potential investments in the future, our actual results and the value of our investments may be adversely affected by the occurrence of any of these events.

Regulators may not approve the rates we request.
      Our international electricity delivery businesses are rate-regulated. While such regulation is generally premised on the recovery of prudently incurred costs and a reasonable rate of return on invested capital, the rates that we may charge our delivery customers are subject to authorization of the applicable regulatory authorities and there is no guarantee that the rates authorized by regulators will match our actual costs or provide a particular return on invested capital at any given time.

Our transmission and distribution facilities may not operate as planned, which may increase our expenses or decrease our revenues and, thus, have an adverse effect on our financial performance.
      Similar to the operational risk regarding our generation plants, our ability to manage operational risk with respect to our transmission and distribution systems is critical to the financial performance of our electricity delivery business. Our delivery business also faces several risks, including the breakdown or failure of equipment or processes, accidents and labor disputes, as well as weather-related incidents and other natural disasters. Operation of our delivery systems below our expectations may result in lost revenues or increased expenses, including higher maintenance costs.
Other Risks Related to Our Businesses

Our operating results could fluctuate on a seasonal basis, especially as a result of severe weather conditions.
      Our electricity supply businesses may be seasonal. For example, in some parts of the country, demand for, and market prices of, electricity peak during the hot summer months, while in other parts of the country such peaks occur in the cold winter months. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis, especially when severe weather conditions such as heat waves, extreme cold weather or storms make such fluctuations more pronounced. The pattern of this fluctuation may change depending on the nature and location of the facilities we acquire or develop and the terms of our contracts to sell electricity.

Our business is subject to extensive regulation, which may increase our costs, reduce our revenues, or prevent or delay operation of our facilities.
      Our U.S. generation subsidiaries sell electricity into the wholesale market. Generally, our generation subsidiaries and our marketing subsidiaries are subject to regulation by the FERC. The FERC has authorized us to sell generation from our facilities and power from our marketing subsidiaries at market-based prices. The FERC retains the authority to modify or withdraw our market-based rate authority and to impose “cost of service” rates if it determines that the market is not workably competitive, that we possess market power or that we are not charging just and reasonable rates. Any reduction by the FERC of the rates we may receive or any unfavorable regulation of our business by state regulators could materially adversely affect our results of operations.
      The acquisition, ownership and operation of electricity generation facilities require numerous permits, approvals, licenses and certificates from federal, state and local governmental agencies. We may not be able to obtain or maintain all required regulatory approvals. If there is a delay in obtaining any required regulatory approvals or if we fail to obtain or maintain any required approval or comply with any applicable law or regulation, the operation of our assets and our sales of electricity could be prevented or delayed or become subject to additional costs.

We cannot predict the outcome of the legal proceedings and investigations currently being conducted with respect to our current and past business activities. An adverse determination could have a material adverse effect on our financial condition, results of operations or cash flows.
      We are involved in numerous legal proceedings, claims and litigation and subject to ongoing state and federal investigations arising out of our business operations, the most significant of which are summarized in our reports filed with the SEC and incorporated by reference into this prospectus. We cannot predict the ultimate outcome of these matters, nor can we reasonably estimate the costs or liability that could potentially result from a negative outcome in each case.

A continued increase in the price of crude oil could result in a phase-out of the significant tax credits that we receive based on our sale of synthetic fuel, which could adversely affect our results of operations and cash flows.
      We have interests in two synthetic fuel facilities and receive tax credits pursuant to Section 29 of the Internal Revenue Code based on our sale of synthetic fuel to unaffiliated third-party purchasers. The availability of the Section 29 tax credits is scheduled to expire after 2007. In addition, Section 29 provides for the phase-out of the tax credit when the average reference price for crude oil, as adjusted for inflation, falls within a certain range, and the tax credits are completely eliminated if the reference price exceeds the phase-out range. There was no phase-out of the tax credits in 2004. Based on current market conditions and given the recent increases in and volatility of crude oil prices, we cannot predict the final average price of crude oil for each of the years 2005 through 2007 or the inflation for these years that affects the determination of the phase-out range of the tax credit. While we have entered into economic hedge transactions that serve to mitigate some of the earnings and cash flow impact of increases in crude oil prices for the years 2005 through 2007, a significant increase in oil prices could significantly reduce our expected synfuel tax credits and adversely affect our results of operations and cash flows for the years 2005 through 2007. Based on forecast oil prices and other market factors for 2006 and 2007, we will evaluate our synthetic fuel production levels and operations.

We may need significant additional financing to pursue growth opportunities.
      We continually review potential acquisitions and development projects and may enter into significant acquisitions or development projects in the future. An acquisition or development project may require access to substantial capital from outside sources on acceptable terms. We may also need external financing to fund capital expenditures, including capital expenditures necessary to comply with environmental regulations or other regulatory requirements.
      Our ability to arrange financing and our cost of capital are dependent on numerous factors, including general economic conditions, credit availability and our financial performance. The inability to obtain sufficient financing on terms that are acceptable to us could adversely affect our ability to pursue acquisition and development opportunities and fund capital expenditures.
Risks Related to Corporate and Financial Structure

Our cash flow and ability to meet debt obligations largely depend on the performance of our subsidiaries and affiliates.
      We are a holding company and conduct our operations primarily through subsidiaries. Substantially all of our consolidated assets are held by such subsidiaries. Accordingly, our cash flow and our ability to meet our obligations under the Securities are largely dependent upon the earnings of these subsidiaries and the distribution or other payment of such earnings to us in the form of dividends, loans or advances or repayment of loans and advances from us. The subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on any Securities or to make any funds available for such payment.
      Because we are a holding company, our obligations on the Securities will be effectively subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights and the rights of our creditors, including rights of a holder of any Security, to participate in the assets of any subsidiary in the event that such a subsidiary is liquidated or reorganized will be subject to the prior claims of such subsidiary’s creditors. To the extent that we may be a creditor with recognized claims against any such subsidiary, our claims would still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of the subsidiary and would be subordinated to any indebtedness or other liabilities of the subsidiary senior to that held by us. Although certain agreements to which we and our subsidiaries are parties limit the ability to incur additional indebtedness, we and our subsidiaries retain the ability to incur substantial additional indebtedness and other liabilities.

      The debt agreements of some of our subsidiaries and affiliates contain provisions that might restrict their ability to pay dividends, make distributions or otherwise transfer funds to us upon failing to meet certain financial tests or other conditions prior to the payment of other obligations, including operating expenses, debt service and reserves. We currently believe that all of our subsidiaries and affiliates are in compliance with such tests and conditions. Further, if we elect to receive distributions of earnings from our foreign operations, we may incur United States taxes, net of any available foreign tax credits, on such amounts. Distributions to us from our international projects are, in some countries, also subject to withholding taxes.

A downgrade in our credit ratings could negatively affect our ability to access capital and increase the cost of maintaining our credit facilities and any new debt.
      Moody’s Investors Service, Inc. currently rates our senior unsecured debt at “Baa2,” Fitch Ratings currently rates our senior unsecured debt at “BBB+” and Standard & Poor’s Ratings Services, a Division of the McGraw-Hill Companies, rates our senior unsecured debt at “BBB.” While we do not expect these ratings to limit our ability to fund our short-term liquidity needs and/or access any new long-term debt, any ratings downgrades could increase our short-term borrowing costs and negatively affect our ability to fund our short-term liquidity needs and access new long-term debt.
FORWARD-LOOKING INFORMATION
      Certain statements included or incorporated by reference in this prospectus, including statements with respect to future earnings, energy supply and demand, costs, electric rates, subsidiary performance, growth, new technology, project development, fuel and energy prices, strategic initiatives, and generating capacity and performance, are “forward-looking statements” within the meaning of the federal securities laws. Although we believe that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to be correct. These forward-looking statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the forward-looking statements. In addition to the specific factors discussed in the “Risk Factors” section in this prospectus and our reports that are incorporated by reference, the following are among the important factors that could cause actual results to differ materially from the forward-looking statements:

•	market demand and prices for energy, capacity and fuel;

•	market prices for crude oil and the potential impact on synthetic fuel tax credits and our synthetic fuel operations;

•	weather conditions affecting customer energy usage and operating costs;

•	competition in retail and wholesale power markets;

•	the effect of any business or industry restructuring;

•	our profitability and liquidity;

•	new accounting requirements or new interpretations or applications of existing requirements;

•	operation and availability of our generation facilities and operating costs;

•	transmission and distribution system conditions and operating costs;

•	current and future environmental conditions and requirements and the related costs of compliance, including environmental capital expenditures and emission allowance and other expenses;

•	development of new projects, markets and technologies;

•	performance of new ventures;

•	asset acquisitions and dispositions;

•	political, regulatory or economic conditions in states, regions or countries where we and our subsidiaries conduct business, including potential effects of threatened or actual terrorism or war or other hostilities;

•	any impact of 2005’s Hurricane Katrina on our business, including any impact on fuel prices;

•	receipt of necessary governmental permits, approvals and rate relief;

•	new state, federal or foreign legislation, including new tax legislation;

•	state, federal and foreign regulatory developments;

•	impact of state, federal or foreign investigations applicable to PPL and its subsidiaries and the energy industry;

•	capital market conditions, including changes in interest rates, and decisions regarding capital structure;

•	the market prices of equity securities and the impact on pension income and resultant cash funding requirements for defined benefit pension plans;

•	securities and credit ratings;

•	foreign exchange rates;

•	the outcome of litigation against us and our subsidiaries; and

•	our commitments and liabilities.
      Any such forward-looking statements should be considered in light of such important factors and in conjunction with other documents we file with the SEC.
      New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all of such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update the information contained in such statement to reflect subsequent developments or information.
PPL ENERGY SUPPLY, LLC
      We are an energy company that, through our subsidiaries, is primarily engaged in the generation and marketing of electricity in the northeastern and western power markets of the United States and in the delivery of electricity in the United Kingdom and Latin America. Our major operating subsidiaries are PPL Generation, LLC, PPL EnergyPlus, LLC, and PPL Global, LLC.
Energy Supply: PPL Generation and PPL EnergyPlus
      As of August 31, 2005, we owned or controlled, through our PPL Generation subsidiary, 11,822 MW of electric power generation capacity, with power plants in Pennsylvania (9,225 MW), Montana (1,259 MW), Arizona (300 MW), Connecticut (243 MW), Illinois (540 MW), New York (159 MW) and Maine (96 MW). We also have current plans to implement capital projects at certain of our existing generation facilities in Pennsylvania and Montana that would provide 255 MW of additional generation capacity by 2010. Our plants are fueled by nuclear reaction, coal, gas, oil and hydro power. The electricity from these plants is sold to PPL EnergyPlus under FERC-jurisdictional power purchase agreements, except that most of the electricity from our Montana plants is sold directly to non-affiliated counterparties by PPL EnergyPlus acting as agent for PPL Montana.
      PPL EnergyPlus markets electricity produced by PPL Generation’s subsidiaries, along with purchased power and natural gas, in competitive wholesale and deregulated retail markets, primarily in the northeastern and western portions of the United States. PPL EnergyPlus also provides energy-related products and services, such as engineering and mechanical contracting, construction and maintenance services, to commercial and industrial customers.
      Approximately 7,000 MW of our total generation capacity is currently committed to meeting the obligation of our affiliate, PPL Electric Utilities, to provide electricity through the year 2009 under fixed-price tariffs pursuant to the Customer Choice Act. We have another 450 MW of generation capacity committed to providing electricity to a delivery company in Montana through June 2007. These two commitments, combined with other contractual sales to other counterparties for terms of various lengths, commit, on average, approximately 86% of our expected annual output for the period 2005 through 2009. These arrangements are consistent with and are an integral part of our overall business strategy, which includes the matching of energy supply with load, or customer demand, under contracts of varying terms with creditworthy counterparties to capture profits while reducing our exposure to movements in energy and fuel prices and counterparty credit risk.
International Energy Delivery — PPL Global
      We provide energy delivery services in the United Kingdom and Latin America through our PPL Global subsidiary, which currently owns and operates electricity delivery businesses serving approximately 3.7 million customers. PPL Global owns Western Power Distribution Holdings Limited and WPD Investment Holdings Limited, which together we refer to as WPD. WPD operates two electric distribution companies in the U.K., which together serve approximately 2.6 million end-users. WPD delivered approximately 28,800 million kWh of electricity in 2004. PPL Global’s Latin American subsidiaries in Chile, El Salvador and Bolivia serve an aggregate of approximately 1.1 million end-users and delivered an aggregate of approximately 4,000 million kWh of electricity in 2004.

      We are wholly-owned by PPL Corporation, an energy and utility holding company headquartered in Allentown, Pennsylvania. In addition to us and our subsidiaries, PPL Corporation has a regulated electric utility subsidiary, PPL Electric Utilities Corporation, which was incorporated in 1920 and provides electricity delivery services to approximately 1.4 million customers in eastern and central Pennsylvania, and a regulated gas utility subsidiary, PPL Gas Utilities Corporation, which provides gas delivery services to approximately 107,000 customers in Pennsylvania and Maryland.
      Neither PPL Corporation nor any of its other subsidiaries or affiliates will guarantee or provide other credit or funding support for the Securities.
      The information above concerning us and our subsidiaries is only a summary and does not purport to be comprehensive. For additional information concerning us, including certain assumptions, risks and uncertainties involved in the forward-looking statements contained or incorporated by reference in this prospectus, you should refer to the information described in “Where You Can Find More Information.”
      Our offices are located at Two North Ninth Street, Allentown, Pennsylvania 18101-1179 and our telephone number is (610) 774-5151.
USE OF PROCEEDS
      Unless we indicate differently in the applicable prospectus supplement, we will use the net proceeds from the sale of the Securities for general corporate purposes, including making loans to or other investments in our subsidiaries and repayment of debt.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
      The following table sets forth PPL Energy Supply’s ratio of earnings to fixed charges for the periods indicated:

	Twelve
	Months
	Ended	Twelve Months Ended December 31,
	June 30,
	2005	2004	2003	2002	2001	2000(b)

Ratio of earnings to fixed charges(a)	3.7	4.1	4.8	4.0	5.4	2.9

(a)	In calculating the earnings component, net income excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles. See our reports on file with the SEC pursuant to the Exchange Act as described under “Where You Can Find More Information” for more information. PPL Energy Supply had no preferred securities outstanding during the periods indicated.

(b)	Due to the corporate realignment on July 1, 2000, data in 2000 are not comparable to subsequent years.
DESCRIPTION OF THE DEBT SECURITIES
      The following description sets forth certain general terms and provisions of the Debt Securities that we may offer by this prospectus. We will describe the particular terms of Debt Securities, and provisions that vary from those described below, in one or more prospectus supplements. We will issue the Debt Securities under our Indenture, dated as of October 1, 2001 (as such indenture has been and may be supplemented, the “Indenture”), to JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank), as trustee (the “Trustee”).
      The Indenture is filed as an exhibit to the registration statement. The Indenture and its associated documents contain the full legal text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the Debt Securities or the Indenture. This summary is subject to and qualified in its entirety by reference to all of the provisions of the Debt Securities and the Indenture, including definitions of certain terms used in the Indenture. We also include references in parentheses to certain sections of the Indenture. Whenever we refer to particular sections or defined terms of the Indenture in this prospectus or in a prospectus supplement, such sections or defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of your securities described in the applicable prospectus supplement or supplements. The Indenture has been qualified under the Trust Indenture Act, and you should refer to the Trust Indenture Act for provisions that apply to the Debt Securities.
General
      We may issue the Debt Securities from time to time in the future in one or more series. We may issue an unlimited amount of Debt Securities or other securities under the Indenture. The Debt Securities and all other debt securities issued previously or hereafter under the Indenture are collectively referred to herein as the “Indenture Securities.”
      The Debt Securities will be our unsecured and unsubordinated obligations.
      Prior to the issuance of each series, certain terms of the particular Debt Securities will be specified in a supplemental indenture, in a board resolution, or in one or more officer’s certificates pursuant to a supplemental indenture or a board resolution. We refer you to the applicable prospectus supplement(s) for a description of the following terms of the series of Debt Securities:

•	the title of such Debt Securities;

•	any limit upon the principal amount of such Debt Securities;

•	the date or dates on which principal will be payable or how to determine such dates;

•	the rate or rates or method of determination of interest; the date from which interest will accrue; the dates on which interest will be payable (“Interest Payment Dates”); and any record dates for the interest payable on such Interest Payment Dates;

•	any obligation or option we may have to redeem, purchase or repay Debt Securities, or any option of the Holder to require us to redeem or repurchase Debt Securities, and the terms and conditions upon which such Debt Securities will be redeemed, purchased or repaid;

•	the denominations in which such Debt Securities will be issuable (if other than denominations of $1,000 and any integral multiple thereof);

•	whether such Debt Securities are to be issued in whole or in part in the form of one or more global Debt Securities and, if so, the identity of the depositary for such global Debt Securities; and

•	any other terms of such Debt Securities.
(See Section 301.)
Payment of Debt Securities

Interest
      Unless we indicate differently in a prospectus supplement, we will pay interest on each Debt Security on each Interest Payment Date by check mailed to the person in whose name such Debt Security is registered (the registered holder of any Indenture Security being called a “Holder” in this prospectus) as of the close of business on the regular record date relating to such Interest Payment Date, except that interest payable at maturity (whether at stated maturity, upon redemption or otherwise, “Maturity”) will be paid to the person to whom principal is paid.
      However, if we default in paying interest on a Debt Security, we will pay defaulted interest in either of the two following ways:

•	We will first propose to the Trustee a payment date for such defaulted interest. Next, the Trustee will choose a Special Record Date for determining which Holders are entitled to the payment. The Special Record Date will be between 10 and 15 days before the payment date we propose. Finally, we will pay such defaulted interest on the payment date to the Holder of the Debt Security as of the close of business on the Special Record Date.

•	Alternatively, we can propose to the Trustee any other lawful manner of payment that is consistent with the requirements of any securities exchange on which such Debt Securities are listed for trading. If the Trustee thinks the proposal is practicable, payment will be made as proposed.
(See Section 307.)
      Unless we indicate differently in a prospectus supplement, interest will be calculated on the basis of a 360-day year of twelve 30-day months.

Principal
      Unless we indicate differently in a prospectus supplement, we will pay principal of and any interest and premium on the Debt Securities at Maturity upon presentation of the Debt Securities at the office of JPMorgan Chase Bank, N.A. in New York, New York, as our Paying Agent. Any other Paying Agent initially designated for the Debt Securities of a particular series will be named in the applicable prospectus supplement. In our discretion, we may change the place of payment on the Debt Securities, and may remove any Paying Agent and may appoint one or more additional Paying Agents (including us or any of our affiliates). (See Section 602.)

      Unless otherwise specified in the applicable prospectus supplement, if any Interest Payment Date, Redemption Date or the Maturity of a Debt Security falls on a day that is not a Business Day, the required payment of principal, premium, if any, and/or interest will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after such Interest Payment Date, Redemption Date or the Maturity, as the case may be, to the date of such payment on the next succeeding Business Day. “Business Day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions or trust companies are generally authorized or required by law, regulation or executive order to close in The City of New York or other city in which any Paying Agent for the Debt Securities is located (See Section 113.)
Form; Transfers; Exchanges
      Unless otherwise indicated in a prospectus supplement, the Debt Securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations that are integral multiples of $1,000. (See Section 302.)
      You may have your Debt Securities divided into Debt Securities of smaller denominations (of at least $1,000) or combined into Debt Securities of larger denominations, as long as the total principal amount is not changed. This is called an “exchange.”
      You may exchange or transfer Debt Securities at the office of the Trustee. The Trustee acts as our agent for registering Debt Securities in the names of holders and transferring debt securities. We may appoint another agent or act as our own agent for this purpose. The entity performing the role of maintaining the list of registered holders is called the “Security Registrar.” It will also perform transfers.
      In our discretion, we may change the place for registration of transfer of the Debt Securities and may remove and/or appoint one or more additional Security Registrars (including us or any of our affiliates). (See Sections 305 and 602.)
      Except as otherwise provided in a prospectus supplement, there will be no service charge for any transfer or exchange of the Debt Securities, but you may be required to pay a sum sufficient to cover any tax or other governmental charge payable in connection therewith. We may block the transfer or exchange of (1) Debt Securities during a period of 15 days prior to giving any notice of redemption or (2) any Debt Security selected for redemption in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part. (See Section 305.)
Redemption
      We will set forth any terms for the redemption of Debt Securities in a prospectus supplement. Unless we indicate differently in a prospectus supplement, and except with respect to Debt Securities redeemable at the option of the Holder, Debt Securities will be redeemable upon notice by mail between 30 and 60 days prior to the redemption date. If less than all of the Debt Securities of any series or any tranche thereof are to be redeemed, the Trustee will select the Debt Securities to be redeemed. In the absence of any provision for selection, the Trustee will choose a method of random selection as it deems fair and appropriate. (See Sections 403 and 404.)
      Debt Securities will cease to bear interest on the redemption date. We will pay the redemption price and any accrued interest once you surrender the Debt Security for redemption. (See Section 405.) If only part of a Debt Security is redeemed, the Trustee will deliver to you a new Debt Security of the same series for the remaining portion without charge. (See Section 406.)
      We may make any redemption at our option conditional upon the receipt by the Paying Agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the Paying Agent has not received such money by the date fixed for redemption, we will not be required to redeem such Debt Securities. (See Section 404.)
Events of Default
      Unless we provide differently in a prospectus supplement, an “Event of Default” occurs with respect to Indenture Securities of any series if

•	we do not pay any interest on any Indenture Securities of the applicable series within 30 days of the due date;

•	we do not pay principal or premium on any Indenture Securities of the applicable series on its due date;

•	we remain in breach of any of our covenants (excluding covenants solely applicable to a specific series) or warranties in the Indenture for 60 days after we receive a written notice of default stating we are in breach and requiring remedy of the breach; the notice must be sent by either the Trustee or Holders of 25% of the principal amount of Indenture Securities of the affected series; the Trustee or such Holders can agree to extend the 60-day period and such an agreement to extend will be automatically deemed to occur if we are diligently pursuing action to correct the default;

•	a matured event of default, as defined in any of our instruments under which there may be issued or evidenced any Debt (as defined below) of our company that has resulted in the acceleration of such Debt, in excess of $25 million or any default in payment of Debt in excess of $25 million at final maturity (and after the expiration of any applicable grace or cure periods); provided that the waiver or cure of any such default under any such instrument shall constitute a waiver and cure of the corresponding Event of Default under the Indenture and the rescission and annulment of the consequences thereof shall constitute a rescission and annulment of the corresponding consequences under the Indenture;

•	we file for bankruptcy or certain other similar events in bankruptcy, insolvency, receivership or reorganization occur; or

•	any other Event of Default specified in the prospectus supplement occurs.
(See Section 801.)
      No Event of Default with respect to any series of Debt Securities necessarily constitutes an Event of Default with respect to the Indenture Securities of any other series issued under the Indenture.
Remedies

Acceleration
      Any One Series. If an Event of Default occurs and is continuing with respect to any one series of Indenture Securities, then either the Trustee or the Holders of 25% in principal amount of the outstanding Indenture Securities of such series may declare the principal amount of all of the Indenture Securities of such series to be due and payable immediately.
      More Than One Series. If an Event of Default occurs and is continuing with respect to more than one series of Indenture Securities, then either the Trustee or the Holders of 25% in aggregate principal amount of the outstanding Indenture Securities of all such series, considered as one class, may make such declaration of acceleration. Thus, if there is more than one series affected, the action by 25% in principal amount of the Indenture Securities of any particular series will not, in itself, be sufficient to make a declaration of acceleration.
(See Section 802.)

Rescission of Acceleration
      After the declaration of acceleration has been made and before the Trustee has obtained a judgment or decree for payment of the money due, such declaration and its consequences will be rescinded and annulled, if

(1) we pay or deposit with the Trustee a sum sufficient to pay

•	all overdue interest;

•	the principal of and any premium which have become due otherwise than by such declaration of acceleration and interest thereon;

•	interest on overdue interest to the extent lawful; and

•	all amounts due to the Trustee under the Indenture; and

(2) all Events of Default, other than the nonpayment of the principal which has become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture.
(See Section 802.) For more information as to waiver of defaults, see “— Waiver of Default and of Compliance” below.

Control by Holders; Limitations
      Subject to the Indenture, if an Event of Default with respect to the Indenture Securities of any one series occurs and is continuing, the Holders of a majority in principal amount of the outstanding Indenture Securities of that series will have the right to

•	direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or

•	exercise any trust or power conferred on the Trustee with respect to the Indenture Securities of such series.
      If an Event of Default is continuing with respect to more than one series of Indenture Securities, the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all such series, considered as one class, will have the right to make such direction, and not the Holders of the Indenture Securities of any one of such series.
      These rights of Holders to make direction are subject to the following limitations:

•	the Holders’ directions may not conflict with any law or the Indenture; and

•	the Holders’ directions may not involve the Trustee in personal liability where the Trustee believes indemnity is not adequate.
      The Trustee may also take any other action it deems proper which is consistent with the Holders’ direction. (See Sections 812 and 903.)
      The Indenture provides that no Holder of any Indenture Security will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture for the appointment of a receiver or for any other remedy thereunder unless

•	that Holder has previously given the Trustee written notice of a continuing Event of Default;

•	the Holders of 25% in aggregate principal amount of the outstanding Indenture Securities of all affected series, considered as one class, have made written request to the Trustee to institute proceedings in respect of that Event of Default and have offered the Trustee reasonable indemnity against costs and liabilities incurred in complying with such request; and

•	for 60 days after receipt of such notice, the Trustee has failed to institute any such proceeding and no direction inconsistent with such request has been given to the Trustee during such 60-day period by the

Holders of a majority in aggregate principal amount of outstanding Indenture Securities of all affected series, considered as one class.

Furthermore, no Holder will be entitled to institute any such action if and to the extent that such action would disturb or prejudice the rights of other Holders. (See Sections 807 and 903.)
      However, each Holder has an absolute and unconditional right to receive payment when due and to bring a suit to enforce that right. (See Sections 807 and 808.)
Notice of Default
      The Trustee is required to give the Holders of the Indenture Securities notice of any default under the Indenture to the extent required by the Trust Indenture Act, unless such default has been cured or waived; except that in the case of an Event of Default of the character specified above in the third bullet point under “Events of Default,” no such notice shall be given to such Holders until at least 45 days after the occurrence thereof. (See Section 902.) The Trust Indenture Act currently permits the Trustee to withhold notices of default (except for certain payment defaults) if the Trustee in good faith determines the withholding of such notice to be in the interests of the Holders.
      We will furnish the Trustee with an annual statement as to its compliance with the conditions and covenants in the Indenture. (See Section 605.)
Waiver of Default and of Compliance
      The Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of any series may waive, on behalf of the Holders of all Indenture Securities of such series, any past default under the Indenture, except a default in the payment of principal, premium or interest, or with respect to compliance with certain provisions of the Indenture that cannot be amended without the consent of the Holder of each outstanding Indenture Security. (See Section 813.)
      Compliance with certain covenants in the Indenture or otherwise provided with respect to Indenture Securities may be waived by the Holders of a majority in aggregate principal amount of the affected Indenture Securities, considered as one class. (See Section 606.)
Certain Covenants
      Limitation on Asset Sales. Unless we provide differently in a prospectus supplement, we will agree in a supplemental indenture that, so long as any of the Debt Securities remain outstanding, except for the sale of assets required to be sold to conform with governmental requirements and except for a sale of our assets as or substantially as an entirety as contemplated under “Consolidation, Merger and Conveyance of Assets as an Entirety,” we will not and will not permit any of our subsidiaries to, consummate any Asset Sale, if the aggregate net book value of all such Asset Sales consummated during the four calendar quarters immediately preceding any date of determination would exceed 15% of our consolidated total assets as of the beginning of our most recently ended full fiscal quarter; except that any such Asset Sale will be disregarded for purposes of the 15% limitation specified above:

•	if any such Asset Sale is in the ordinary course of business;

•	if the assets subject to any such Asset Sale are worn out or are no longer useful or necessary in connection with the operation of our businesses;

•	if the assets subject to any such Asset Sale are being transferred to one of our wholly-owned subsidiaries;

•	to the extent the assets subject to any such Asset Sale involve transfers of assets of or equity interests in connection with (a) the formation of any joint venture between us or any of our subsidiaries, and any other entity, or (b) any project development and acquisition activities;

•	if the proceeds from any such Asset Sale (a) are, within 12 months of such Asset Sale, invested or reinvested by us or any of our subsidiaries in a Permitted Business, (b) are used by us or one of our subsidiaries to repay debt of the company or such subsidiary, or (c) are retained by us or our subsidiaries; or

•	if, prior to any such Asset Sale, Moody’s and S&P confirm our then current senior unsecured long-term debt rating after giving effect to any such Asset Sale.
      “Asset Sale” means any sale of any assets, including by way of the sale by us or any of our subsidiaries of equity interests in such subsidiaries.
      “Moody’s” means Moody’s Investors Service, Inc. and its successors and assigns, or absent a successor, or if such entity ceases to rate the Debt Securities, such other nationally recognized statistical rating organization as we may designate.
      “Permitted Business” means a business that is the same or similar to the business of PPL Energy Supply or any of our subsidiaries as of the date hereof, or any business reasonably related thereto.
      “S&P” means Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc. and its successors and assigns, or absent a successor, or if such entity ceases to rate the Debt Securities, such other nationally recognized statistical rating organization as we may designate.
      Restrictions on Secured Debt. Unless we provide differently in a prospectus supplement, we will agree in a supplemental indenture that, so long as any of the Debt Securities remain outstanding, PPL Energy Supply will not create, incur or assume any Lien to secure Debt (in each case, as defined below) other than Permitted Liens (as defined below) upon any of its property, without the consent of the Holders of a majority of the outstanding Debt Securities. This covenant will not, however, prohibit the creation, issuance, incurrence or assumption of any Lien if either:

•	we make effective provision whereby all Debt Securities then outstanding will be secured equally and ratably with all other Debt then outstanding under such Lien; or

•	we deliver to the Trustee bonds, notes or other evidences of indebtedness secured by the Lien which secures such Debt in an aggregate principal amount equal to the aggregate principal amount of the Debt Securities then outstanding and meeting certain other requirements set forth in the Indenture.
      This covenant applies to property held directly by PPL Energy Supply and will not restrict the ability of its subsidiaries and affiliates to create, incur or assume any Lien upon their assets, either in connection with project financings or otherwise.
      As used herein:
      “Debt,” with respect to any entity, means:

•	indebtedness of the entity for borrowed money evidenced by a bond, debenture, note or other similar instrument or agreement by which the entity is obligated to repay such borrowed money; and

•	any guaranty by the entity of any such indebtedness of another entity.
      “Debt” does not include, among other things:

•	indebtedness of the entity under any installment sale or conditional sale agreement or any other agreement relating to indebtedness for the deferred purchase price of property or services;

•	trade obligations (including obligations under agreements relating to the purchase and sale of any commodity, including power purchase or sale agreements and any commodity hedges or derivatives regardless of whether any such transaction is a “financial” or physical transaction) or other obligations of the entity in the ordinary course of business;

•	obligations of the entity under any lease agreement (including any lease intended as security), whether or not such obligations are required to be capitalized on the balance sheet of the entity under generally accepted accounting principles, or

•	liabilities secured by any Lien on any property owned by the entity if and to the extent the entity has not assumed or otherwise become liable for the payment thereof.
      “Lien” means any lien, mortgage, deed of trust, pledge or security interest, in each case, intended to secure the repayment of Debt, except for any Permitted Lien.
      “Material Subsidiary” means PPL Global, PPL EnergyPlus or PPL Generation.
      “Permitted Liens” means any

•	Liens existing at the original issue date of the applicable Debt Securities;

•	vendors’ Liens, purchase money Liens and other Liens on property at the time of its acquisition by us and Liens to secure or provide for the construction or improvement of property provided that no such Lien shall extend to or cover any of our other property;

•	Liens on cash, securities (other than limited liability company interests issued by any Material Subsidiary), deposit accounts and interests in general or limited partnerships;

•	Liens on the equity interest of any subsidiary of PPL Energy Supply that is not a Material Subsidiary;

•	Liens on property or shares of capital stock, or arising out of any Debt, of any entity existing at the time the entity is merged into or consolidated with PPL Energy Supply;

•	Liens in connection with the issuance of tax-exempt industrial development or pollution control bonds or other similar bonds issued pursuant to Section 103(b) of the Internal Revenue Code of 1986, as amended, to finance all or any part of the purchase price of or the cost of constructing, equipping or improving property, provided that such Liens are limited to the property acquired or constructed or improved and to substantially unimproved real property on which such construction or improvement is located; provided further, that PPL Energy Supply may further secure all or any part of such purchase price or the cost of construction or improvement by an interest on additional property of PPL Energy Supply only to the extent necessary for the construction, maintenance and operation of, and access to, such property so acquired or constructed or such improvement;

•	Liens on contracts, leases, and other agreements; Liens on contract rights, bills, notes and other instruments; Liens on revenues, accounts, accounts receivable and unbilled revenues, claims, credits, demands and judgments; Liens on governmental and other licenses, permits, franchises, consents and allowances; Liens on certain intellectual property rights and other general intangibles;

•	Liens securing Debt which matures less than one year from the date of issuance or incurrence thereof and is not extendible at the option of the issuer, and any refundings, refinancings and/or replacements of any such Debt by or with similar secured Debt;

•	Liens on vehicles, movable equipment and aircraft and parts, accessories and supplies used in connection therewith, and Liens on furniture, computers, data processing, telecommunications and other equipment and facilities used primarily for administrative or clerical purposes;

•	Liens on property which is the subject of a lease agreement designating PPL Energy Supply as lessee and all PPL Energy Supply’s interest in such property and such lease agreement, whether or not such lease agreement is intended as security;

•	other Liens securing Debt the principal amount of which does not exceed 10% of the total assets of PPL Energy Supply and our consolidated subsidiaries as shown on our most recent audited balance sheet; and

•	Liens granted in connection with extending, renewing, replacing or refinancing, in whole or in part, the Debt secured by liens described above (to the extent of such Debt so extended, renewed, replaced or refinanced).
Consolidation, Merger and Conveyance of Assets as an Entirety; No Financial Covenants
      Subject to the provisions described in the next paragraph, we have agreed in the Indenture to preserve our corporate existence. (See Section 604.)
      We have also agreed not to consolidate with or merge into any other entity or convey, transfer or lease our properties and assets substantially as an entirety to any entity unless:

•	the entity formed by such consolidation or into which we merge or the entity which acquires or which leases our property and assets substantially as an entirety is a corporation or limited liability company organized and existing under the laws of the United States of America or any State thereof or the District of Columbia, and expressly assumes, by supplemental indenture, the due and punctual payment of the principal, premium and interest on all the outstanding Indenture Securities and the performance of all of our covenants under the Indenture, and

•	immediately after giving effect to such transactions, no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, will have occurred and be continuing. (See Section 1101.)
      The Indenture does not prevent or restrict:

•	any consolidation or merger after the consummation of which we would be the surviving or resulting entity;

•	any conveyance or other transfer, or lease, of any part of our properties which does not constitute the entirety, or substantially the entirety, thereof; or

•	our approval of, or consent to, any consolidation or merger of any direct or indirect subsidiary or affiliate or any conveyance, transfer or lease by any such subsidiary or affiliate of any of its assets. (See Section 1103.)
      The Indenture does not contain any financial covenants.
Modification of Indenture
      Without Holder Consent. Without the consent of any Holders of Indenture Securities, we and the Trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the succession of another entity to us;

•	to add one or more covenants or other provisions for the benefit of the Holders of all or any series or tranche of Indenture Securities, or to surrender any right or power conferred upon us;

•	to add any additional Events of Default for all or any series of Indenture Securities;

•	to change or eliminate any provision of the Indenture or to add any new provision to the Indenture that does not adversely affect the interests of the Holders;

•	to provide security for the Indenture Securities of any series;

•	to establish the form or terms of Indenture Securities of any series or tranche as permitted by the Indenture;

•	to provide for the issuance of bearer securities;

•	to evidence and provide for the acceptance of appointment of a separate or successor Trustee;

•	to provide for the procedures required to permit the utilization of a noncertificated system of registration for any series or tranche of Indenture Securities;

•	to change any place or places where

•	we may pay principal, premium and interest,

•	Indenture Securities may be surrendered for transfer or exchange, and

•	notices and demands to or upon us may be served; or

•	to cure any ambiguity, defect or inconsistency or to make any other changes that do not adversely affect the interests of the Holders in any material respect.
      If the Trust Indenture Act is amended after the date of the Indenture so as to require changes to the Indenture or so as to permit changes to, or the elimination of, provisions which, at the date of the Indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the Indenture, the Indenture will be deemed to have been amended so as to conform to such amendment or to effect such changes or elimination, and we and the Trustee may, without the consent of any Holders, enter into one or more supplemental indentures to effect or evidence such amendment.
(See Section 1201.)
      With Holder Consent. Except as provided above, the consent of the Holders of at least a majority in aggregate principal amount of the Indenture Securities of all outstanding series, considered as one class, is generally required for the purpose of adding to, changing or eliminating any of the provisions of the Indenture pursuant to a supplemental indenture. However, if less than all of the series of outstanding Indenture Securities are directly affected by a proposed supplemental indenture, then such proposal only requires the consent of the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all directly affected series, considered as one class. Moreover, if the Indenture Securities of any series have been issued in more than one tranche and if the proposed supplemental indenture directly affects the rights of the Holders of Indenture Securities of one or more, but less than all, of such tranches, then such proposal only requires the consent of the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all directly affected tranches, considered as one class.
      However, no amendment or modification may, without the consent of the Holder of each outstanding Indenture Security directly affected thereby,

•	change the stated maturity of the principal or interest on any Indenture Security (other than pursuant to the terms thereof), or reduce the principal amount, interest or premium payable or change the currency in which any Indenture Security is payable, or impair the right to bring suit to enforce any payment;

•	reduce the percentages of Holders whose consent is required for any supplemental indenture or waiver or reduce the requirements for quorum and voting under the Indenture; or

•	modify certain of the provisions in the Indenture relating to supplemental indentures and waivers of certain covenants and past defaults.
      A supplemental indenture which changes or eliminates any provision of the Indenture expressly included solely for the benefit of Holders of Indenture Securities of one or more particular series or tranches will be deemed not to affect the rights under the Indenture of the Holders of Indenture Securities of any other series or tranche. (See Section 1202.)
      We will be entitled to set any day as a record date for the purpose of determining the Holders of outstanding Indenture Securities of any series entitled to give or take any demand, direction, consent or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain circumstances, the Trustee also will be entitled to set a record date for action by Holders. If such a record date is set for any action to be taken by Holders of particular Indenture Securities, such action may be taken only by persons who are Holders of such Indenture Securities at the close of business on the record date. (See Section 104.)
      The Indenture provides that certain Indenture Securities, including those for which payment or redemption money has been deposited or set aside in trust as described under “— Satisfaction and Discharge” below, will not be deemed to be “outstanding” in determining whether the Holders of the requisite principal amount of the outstanding Indenture Securities have given or taken any demand, direction, consent or other action under the Indenture as of any date, or are present at a meeting of Holders for quorum purposes. (See Section 101.)
Satisfaction and Discharge
      Any Indenture Securities or any portion will be deemed to have been paid for purposes of the Indenture, and at our election, our entire indebtedness will be satisfied and discharged, if there shall have been irrevocably deposited with the Trustee or any Paying Agent (other than us), in trust:

•	money sufficient,

•	in the case of a deposit made prior to the maturity of such Indenture Securities, non-redeemable Government Obligations (as defined in the Indenture) sufficient, or

•	a combination of items listed in the preceding two bullet points, which in total are sufficient, to pay when due the principal of, and any premium, and interest due and to become due on such Indenture Securities or portions thereof on and prior to the maturity thereof.
(See Section 701.)
      The Indenture will be deemed satisfied and discharged when no Indenture Securities remain outstanding and when we have paid all other sums payable by us under the Indenture. (See Section 702.)
      All moneys we pay to the Trustee or any Paying Agent on Debt Securities which remain unclaimed at the end of two years after payments have become due may be paid to or upon our order. Thereafter, the Holder of such Debt Security may look only to us for payment. (See Section 603.)
Resignation and Removal of the Trustee; Deemed Resignation
      The Trustee may resign at any time by giving written notice to us.
      The Trustee may also be removed by act of the Holders of a majority in principal amount of the then outstanding Indenture Securities of any series.
      No resignation or removal of the Trustee and no appointment of a successor trustee will become effective until the acceptance of appointment by a successor trustee in accordance with the requirements of the Indenture.
      Under certain circumstances, we may appoint a successor trustee and if the successor accepts, the Trustee will be deemed to have resigned. (See Section 910)
Notices
      Notices to Holders of Debt Securities will be given by mail to the addresses of the Holders as they may appear in the security register. (See Section 106).
Title
      PPL Energy Supply, the Trustee, and any agent of PPL Energy Supply or the Trustee, will treat the person or entity in whose name Debt Securities are registered as the absolute owner of those Debt Securities (whether or not the Debt Securities may be overdue) for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (See Section 308).

Governing Law
      The Indenture and the Debt Securities provide that they will be governed by and construed in accordance with the laws of the State of New York, except to the extent the Trust Indenture Act shall be applicable or the law of another jurisdiction shall mandatorily govern. (See Section 112.)
Regarding the Trustee
      The Trustee under the Indenture is JPMorgan Chase Bank, N.A. In addition to acting as Trustee, JPMorgan Chase Bank, N.A. also maintains various banking and trust relationships with us and some of our affiliates.
DESCRIPTION OF THE PREFERRED SECURITIES
      We may issue Preferred Securities. The applicable prospectus supplement will describe the terms of any Preferred Securities, including, but not limited to, the following:

•	the rate of distributions, if any;

•	the rights, if any, of the holders of Preferred Securities upon voluntary or involuntary liquidation, dissolution or winding up of PPL Energy Supply;

•	the terms and conditions, if any, upon which Preferred Securities may be exchanged for or converted into other securities;

•	the price at and the terms and conditions upon which Preferred Securities may be redeemed; and

•	the voting rights, if any.
      No Preferred Securities have been issued.
      Unless otherwise provided in the applicable prospectus supplement, holders of Preferred Securities will not have any preemptive rights to subscribe for or purchase any membership interests of PPL Energy Supply, or other securities.
PLAN OF DISTRIBUTION
      We may sell Securities (a) to purchasers directly; (b) to underwriters for public offering and sale by them; or (c) through agents or dealers. We may determine the price or other terms of the securities offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the underwriters’ obligations in the related supplement to this prospectus.
      We currently expect that sales of Securities will be made through underwriters, dealers or agents who are broker-dealers or associated persons of broker-dealers registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, we may also sell the Securities directly to institutional investors and we do not expect that our officers or employees associated with any such sale will be required to be registered broker-dealers under the Exchange Act. A prospectus supplement will describe the terms of any such sale.
      The applicable prospectus supplement will name any underwriter involved in a sale of Securities. Underwriters may offer and sell Securities at a fixed price or prices, which may be changed, or from time to time at market prices or at negotiated prices. Underwriters may be deemed to have received compensation from us from sales of Securities in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent.
      Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

      Unless otherwise provided in a prospectus supplement, the obligations of any underwriters to purchase particular Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such Securities if any are purchased.
      We will name any agent or dealer involved in a sale of Securities, as well as any commissions payable by us to such agent, in a prospectus supplement. Unless we indicate differently in the prospectus supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.
      Underwriters, dealers acting as principals and agents participating in a sale of Securities may be deemed to be underwriters as defined in the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, and to reimburse them for certain expenses.
      Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us or our affiliates in the ordinary course of business.
      Each series of Securities will be a new issue and will have no established trading market. We may elect to list any series of Securities on an exchange, but unless we advise you differently in the prospectus supplement, we have no obligation to cause any Securities to be so listed. Any underwriters that purchase Securities for public offering and sale may make a market in the Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We make no assurance as to the liquidity of, or the trading markets for, any Securities.
WHERE YOU CAN FIND MORE INFORMATION
Available Information
      PPL Energy Supply files reports and other information with the SEC. You may obtain copies of this information by mail from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. Our filings are also available at the SEC’s Web site (www.sec.gov). In addition, reports and other information concerning PPL Energy Supply can be inspected at its offices at Two North Ninth Street, Allentown, Pennsylvania 18101-1179.
Incorporation by Reference
      We will “incorporate by reference” information into this prospectus by disclosing important information to you by referring you to another document that is filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about us.

SEC Filings	Period/Date

Annual Report on Form 10-K	Year ended December 31, 2004
Quarterly Report on Form 10-Q	Quarters ended March 31, 2005 and June 30, 2005
Current Report on Form 8-K	April 6, 2005, May 13, 2005, June 22, 2005 and August 31, 2005

      We are also incorporating by reference additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this prospectus and the termination of the offering of the Securities. In addition, we are also incorporating by reference any additional documents that we file with the SEC pursuant to these sections of the Exchange Act after the date of the filing of the registration statement containing this prospectus, and prior to the effectiveness of the registration statement.
      We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

PPL Energy Supply, LLC
Two North Ninth Street
Allentown, Pennsylvania 18101-1179
Attention: Investor Services Department
Telephone: 1-800-345-3085
EXPERTS

The consolidated financial statements and financial statement schedule incorporated in this prospectus by reference to PPL Energy Supply, LLC’s Current Report on Form 8-K dated August 31, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
VALIDITY OF THE SECURITIES
      Dewey Ballantine LLP, New York, New York, will pass upon the validity of the Securities for PPL Energy Supply. Sullivan & Cromwell LLP, New York, New York, will pass upon the validity of the Securities for any underwriters or agents.